New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

Confidential Treatment Requested

By Solazyme, Inc.

Under 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS

DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH

THE SECURITIES AND EXCHANGE COMMISSION.

May 4, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2011 (the “First Comment Letter”), relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company filed Amendment No. 1 (“Amendment No. 1”) to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus and Amendment No. 2 (“Amendment No. 2”) to Form S-1 on April 13, 2011.

Securities and Exchange Commission	2	May 4, 2011

For ease of review, we have set forth below comment 3 from the First Comment Letter together with the Company’s further response thereto. All page numbers in the response below refer to Amendment No. 2, except as otherwise noted.

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General

3.	Absent a bona fide estimate of your expected offering price, we cannot complete a review of your disclosures regarding stock compensation and convertible securities. In order to avoid a delay in the effectiveness of your registration statement, please supplementally provide us with an estimated range for your IPO price. If the IPO price materially differs from your corresponding equity fair value accounting estimates, then an expanded disclosure may be required for investors to assess the reasonableness of your critical accounting estimates.

Response: To assist the Staff in its evaluation of stock compensation and other costs recognized, the Company respectfully advises the Staff that considering current market conditions based in part on input received from its underwriters on April 27, 2011, the Company currently estimates a preliminary price range of $[*] to $[*] per share (the “Preliminary Price Range”) for the offering of the Company’s common stock, $0.001 par value per share (the “common stock”).

As previously disclosed in the Registration Statement, the Company regularly conducts contemporaneous valuations to assist it in estimating the fair value of its common stock for each stock option grant and other stock-based awards. The Company’s Board of Directors considers the results of these common stock valuations as well as many other business and market factors as outlined in the Registration Statement to estimate fair value of the Company’s common stock. The factors considered in estimating the fair value of the Company’s common stock during the period from January 1, 2010 to March 7, 2011 are set forth on pages 55 to 58 in Amendment No. 2 as well as in Appendix A hereto. The factors considered in estimating the fair value of the Company’s common stock during the period from March 8, 2011 to April 27, 2011 are attached in Appendix A hereto.

As described in Amendment No. 2, the Company’s Board of Directors estimated the fair value of the Company’s common stock on March 7, 2011 in connection with certain stock option grants. Using the results of a March 7, 2011 valuation report prepared by a third-party valuation expert, as well as other business and market factors, the fair value of the Company’s common stock was estimated to be $8.77 (the “March 7 Valuation”). In addition to the March 7 Valuation and earlier valuations disclosed in Amendment No. 2, the Company also conducted a valuation of its common stock as of April 27, 2011, informed by an April 19, 2011 valuation report from the same third-party valuation expert

* Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission	3	May 4, 2011

that previously conducted valuations of the Company’s common stock, including the March 7 Valuation. Based on the result of this valuation report as well as other factors outlined below, the Board of Directors estimated a fair value of $13.50 per share (the “April 27 Valuation”).

An analysis of each significant factor contributing to the difference between (i) the estimated fair value of the Company’s common stock as of the March 7 Valuation and the April 27 Valuation and (ii) the estimated IPO price is set forth below.

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The March 7 Valuation took into consideration an arm’s length transaction whereby one stockholder sold 240,000 shares of common stock to another stockholder for $[*] per share. Due to the relative proximity of the transaction to the March Valuation Date, the Company gave this transaction significant weight in the March 7 analysis and applied the “bottom up” approach (sometimes referred to as the “back solve” approach).[1] The bottom-up approach uses the price of recent equity transactions to derive the value of another class of equity.

The bottom up approach assumes that two unrelated parties bargained at arm’s length when they negotiated the price of an equity security. To that point the Company evaluated the facts and circumstances surrounding this transaction and concluded:

•	That the transaction involved two unrelated but sophisticated parties who exchanged a significant number of shares

•	These two sophisticated parties, bargaining in their own best interests, also incorporated information either known or knowable into their negotiations

•	As of the date of the March 7 Valuation, the Company had not received detailed indications of an IPO valuation range from its underwriters

•	The valuation methodology used by the Company to estimate the fair value of its common stock as of March 7 was consistent with its historical valuation methodology

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For the April 27 Valuation, the Company concluded that the February transaction should no longer be considered as indicative of fair value as of the April 27 Valuation. Moreover, the Company had received significant input from its underwriters regarding the estimated IPO price range and additional insight as to what valuation methodologies the investment community would most likely use to value the Company.

* Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

[1]	AICPA, Valuation of Privately-Held-Company Equity Securities Issued as Compensation ¶133, 58 (AICPA Inc. 2004)

Securities and Exchange Commission	4	May 4, 2011

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The preliminary pricing information provided to the Company by its underwriters indicated that the investment community would likely value the Company based upon five to seven year discounted cash flow projections and projected 2014 and 2015 operating results. As a result of this information, two new alternative valuation methodologies were introduced into the Company’s valuation analysis. These were based on the “Guideline Public Company” multiples and “Guideline Transaction” multiples, which applied to the Company’s projected operating performance for the years 2014 and 2015. In addition, the Company estimated the probability of an IPO transaction and expected increased marketability of the Company’s common stock to be 85%, an increase from the 75% probability estimated as of March 7, 2011.

¡	Additional business factors were considered in determining the increase in valuation between March 7 and April 27. These included:

¡	An increased probability of a significant strategic partnership with Unilever supported by the extension of an existing Joint Development Agreement with them.

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An increased probability for a Joint Development Agreement and Manufacturing Joint Venture with Bunge Limited (“Bunge”), the third largest producer of sugarcane in Brazil and one of the largest originators of vegetable oils in the world. The Company’s negotiations with Bunge progressed significantly during the period prior to the April 27 Valuation. This progress was evidenced by the Company’s entry into a Joint Development Agreement (the “JDA”) with Bunge, on May 3, intended to bring together Bunge’s market knowledge and access to feedstock with the Company’s technology platform. In addition to the JDA, the Company and Bunge entered into an agreement to grant Bunge a milestone-based warrant to purchase the Company’s common stock that contemplates Bunge funding and building a manufacturing facility to be operational by 2013. These agreements represent key milestones in the Company’s efforts to achieve future manufacturing capacity targets. The Company intends to file the JDA and related Warrant Agreement in Amendment No. 3 to the Registration Statement.

As stated above, the Company expects the Preliminary Price Range to be between $[*] and $[*] per share. The April 27 Valuation of $13.50 is approximately [*]% below $[*], the midpoint of the expected Preliminary Price Range. The March 7 Valuation of $8.77 is approximately [*]% below the midpoint. In the Company’s view, the difference between the midpoint and each of the March 7 Valuation and the April 27 Valuation is attributable to the increased probability of a successful public market transaction and strategic business developments, as set forth above.

* Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission	5	May 4, 2011

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of a portion of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc:	Mr. Paul Quinlan, Solazyme, Inc.
Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation
Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation

APPENDIX A

The following table summarizes the options granted from January 1, 2009, through the date of this prospectus:

	Number of Options Granted		Exercise Price Per Share		Estimated Fair Value Per Share

January 2, 2009(1)	20,000	(1)	$0.86		$0.86

February 10, 2009	42,000		0.86		0.86

April 14, 2009	32,500		0.86		0.86

June 9, 2009	242,500		0.86		0.86

June 9, 2009	100,000		0.95	(2)	0.86

June 11, 2009	7,500		0.86		0.86

December 18, 2009	837,500		1.01		1.01

June 14, 2010	1,182,650		2.35		2.35

August 6, 2010	421,000		2.35		2.35

September 8, 2010	119,000		2.35		2.35

September 15, 2010	150,000		2.35		2.35

October 7, 2010	117,000		2.35		2.35

December 16, 2010	1,279,925		6.79		6.79

February 22, 2011	300,300		8.01		8.01

March 9, 2011	1,163,500		8.77		8.77

March 15, 2011	94,000		8.77		8.77

April 28, 2011(3)	171,500	(3)	13.50	(3)	13.50	(3)

(1)	The grant of options on this date occurred because of a change in status and was not a new grant.
(2)	Price is 110% of the fair market value for options granted to Jonathan S. Wolfson and Harrison F. Dillon for 50,000 shares each.
(3)	Represents options granted in April 2011, which will be disclosed in our next amended S-1 filing.

All stock options were granted with exercise prices at or above the then-current fair market value of our common stock as determined by our Board of Directors. We believe that the estimates of the value of our common stock were fair and reasonable at the time they were made. The Board of Directors utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We estimated the fair value of our stock-based compensation awards using the Black-Scholes option pricing model, which requires several inputs such as those outlined in the table below. Our expected dividend yield was assumed to be zero, as we have not paid, nor do we anticipate paying, cash dividends on our shares of common stock. Our risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant for zero coupon US Treasury notes with maturities similar to the option’s expected term. We calculate our expected volatility rate from the historical volatilities of several comparable public companies within our industry over a period equal to the expected term of our options because we do not have any trading history to use for calculating the volatility of our own common stock. Due to our limited history of grant activity, we calculate our expected term utilizing the “simplified method” permitted by the SEC, which is calculated as the average of the total contractual term of the option and its vesting period. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors.

The fair value of employee stock options was estimated using the following weighted-average assumptions (except for common stock valuation):

	Years Ended December 31,
	2008	2009	2010

Expected dividend yield	0%	0%	0%

Risk-free interest rate	1.5 – 3.3%	2.0 – 3.2%	1.4 – 2.5%

Expected volatility	56.9 – 62.7%	51.7 – 58.6%	42.4 – 62.7%

Expected term (in years)	5.6 – 6.5	3.3 – 6.1	3.3 – 6.5

Forfeiture rate	3.25%	2.57% – 5.84%	2.51% – 6.12%

Common stock valuation	$0.86	$0.86 – $1.01	$2.35 – $6.79

The fair value of employee stock options was estimated using the following weighted-average assumptions (except for common stock valuation):

Three Months Ended March 31, 2011(4)

Expected dividend yield*	0%(4)

Risk-free interest rate*	2.4 – 2.5%(4)

Expected volatility*	50.1 – 52.9%(4)

Expected term (in years)*	6.0 – 6.1(4)

Forfeiture rate*	4.68%(4)

Common stock valuation*	$8.01 – $8.77(4)

(4)	Represents weighted average assumptions used to estimated fair value of employee stock options in the three months ended March 31, 2011, which will be disclosed in our next amended S-1 filing.

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation on a prospective basis and incorporating these factors into the Black-Scholes option pricing model.

Significant Factors, Assumptions and Methodologies Used in Estimating Fair Value

We have regularly conducted contemporaneous valuations to assist us estimate the fair value of our common stock for each stock option grant and other stock-based awards. Our board of directors was regularly apprised that each valuation was being conducted and considered the relevant objective and subjective factors deemed important by our board of directors in each valuation conducted. Our board of directors also concluded that the assumptions and inputs used in connection with such valuations reflected best estimates of our business condition, prospects and operating performance at each valuation date.

Our board of directors considered the results of common stock valuations performed as of the dates provided below in estimating the grant date fair value of common stock. The estimates were performed contemporaneously based upon factors that included: the absence of a public market for our common stock, progress and milestones attained in our business, projected sales and earnings for multiple future periods, and the probabilities of various financing and liquidation events, including winding up and dissolution. Using these valuations, our board of directors made the following estimates of fair value of our common stock.

Valuation Date	Fair Value Per Share

August 15, 2008	$0.86

September 15, 2009	1.01

April 30, 2010	2.35

December 16, 2010	6.79

February 10, 2011	8.01

March 7, 2011	8.77

April 19, 2011(5)	13.50	(5)

(5)	Represents estimated fair value of our common stock, which will be disclosed in our next amended S-1 filing.

The estimates at each valuation date considered numerous objective and subjective factors at each option grant date, including but not limited to: (1) prices of preferred stock issued by us to outside investors in arm’s-length transactions, (2) the rights, preferences and privileges of the preferred stock relative to the common stock, (3) our performance and the status of research and product development efforts, (4) our stage of development and business strategy, and (5) the likelihood of achieving a liquidity event such as an initial public offering or sale of our company, given then-prevailing market conditions.

The valuation of the common stock began with estimating a business enterprise value using one or more of the three generally accepted approaches to value: the asset-based approach, the market approach and the income approach. The asset-based approach measures the value of a company based on tangible assets and calculates the fair market value of assets less the fair market value of liabilities. The market approach measures the value of a company through an analysis of recent sales or offerings of comparable investments. Finally, the income approach measures the value of the company based on the present value of expected future benefits.

For each valuation we prepared financial forecasts that took into account our past experience and future expectations. There is inherent uncertainty in these estimates because the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business. We balanced the uncertainty associated with achieving the forecasts through the selection of a discount rate.

We allocated the enterprise value to the common or various classes of the Company’s equity securities where appropriate (i.e. preferred and common stock) using either the option pricing model as applied under the Black-Scholes method or the probability-weighted expected return method (PWERM).

The aggregate value of the common stock derived from application of the two techniques was then divided by the number of shares of common stock outstanding to arrive at the per share value. The value per share was then adjusted for a lack of marketability discount.

We granted stock options with exercise prices between $0.86 and $1.01 per share during 2009, between $2.35 and $6.79 per share during 2010, and between $8.01 and $8.77 per share in 2011. The common stock valuation at each valuation date reflected a combination of facts and circumstances as described below.

The valuation related to the stock options granted from January 1 to July 3, 2009 considered:

•	The business enterprise value as of August 15, 2008 was estimated at approximately $84.6 million by applying the asset-based approach.

•

We used volatility of 55.4% based on data from a comparable group of companies. Applying a risk free interest rate of 2.45% and a lack of marketability discount of 27.0% to the value of common stock, we estimated a fair market value of $0.86 per common share at August 15, 2008.

•	The effect of a January 2009 joint development agreement with Chevron, which included the possibility of extending the agreement into subsequent phases.

The valuation related to the stock options granted on December 18, 2009 considered:

•	The business enterprise value as of September 15, 2009 was estimated at approximately $84.9 million based on the application of the income approach and assuming a discount rate applied of 30.0%.

•

Multiple rounds of Series C preferred stock financing involving the issuance of 10,835,607 shares of Series C preferred stock at an original issuance price of $5.04 per share for aggregate proceeds of approximately $58 million from September 2008 to February 2009.

•

We used volatility of 65.8% based data from a comparable group of companies. We estimated a time until liquidity event of two years, applying a risk free interest rate of 0.96% and a lack of marketability discount of 20.0% to the common stock value, we estimated a fair market value of $1.01 per common share at September 15, 2009.

•	A grant awarded in August 2009 by the California Energy Commission’s Public Interest Energy Research (PIER) program for approximately $800,000.

•	A research and development agreement entered into in September 2009 with DoD for $8.6 million to develop marine diesel biofuels for the US Navy.

The valuation related to the stock options granted from June 14, 2010 to October 7, 2010 considered:

•	The business enterprise value as of April 30, 2010 was estimated at approximately $187.7 million based on the income approach and assuming a discount rate of 30.0%.

•

We used volatility of 71.2% based on data from a comparable group of companies. We estimated a time until liquidity event of 2 years, applying a risk free interest rate of 0.96% and a lack of marketability discount of 20.0% to the common stock value, we estimated a fair market value of $2.35 per common share at April 30, 2010.

•	An approximately $22 million grant awarded in December 2009 by DOE to partially fund the building,

operating and optimization of an integrated biorefinery.

•

Multiple rounds of Series D preferred stock financing involving the issuance of 6,775,660 shares of Series D preferred stock at an original issuance price of $8.86 per share for aggregate proceeds of approximately $60.0 million that occurred between May and August 2010 (The valuation of Series D preferred stock was set as of the term sheet signed by the parties on April 15, 2010. The first close of Series D was completed on May 19, 2010 and was the basis of the market-comparable analysis for the April 30, 2010 valuation report).

•	An extension of a partnership with Ecopetrol in May 2010 to evaluate the production of microalgae-based renewable oil and products in Colombia.

The valuation related to the stock options granted on December 15, 2010 considered:

•	The business enterprise value as of December 15, 2010 was estimated at approximately $431.8 million based on methods described under the market approach and the income approach.

•

The market approach estimated our business enterprise value based on the issuance of our Series D preferred stock at a price of $8.86 from May to August 2010, while the income approach analysis assumed a discount rate of 25.0%.

•

We used volatility of 60% based on data from comparable group of companies. We estimated a time until liquidity event of 1.31 years, and applying a risk free interest rate of 0.45% and a lack of marketability discount of 16.0% to the common stock value, we estimated a fair market value of $6.79 per common share at December 15, 2010.

•	The impact of agreements that closed in November and December 2010:

•	The joint venture agreement with Roquette to commercialize products in the nutrition market and associated significant capital commitments.

•	An additional research and development agreement with Chevron.

•	Distribution agreements with Sephora International and Therabotanics.

•	The value indicated by a private sale of shares of common stock from one stockholder to another stockholder.

The valuations related to the stock options granted on February 22, 2011 considered:

•	The business enterprise value as of February 10, 2011 was estimated at approximately $492.3 million based on the application of methods under the market approach and the income approach.

•

The market approach estimated our business enterprise value based on the issuance of our Series D preferred stock at a price of $8.86 from May to August 2010, while the income approach used a discount rate applied 24.0%.

•

We used volatility of 60% based on data from a comparable group of companies. We estimated a time until liquidity event of 0.82 years, applying a risk free interest rate of 0.27% and a lack of marketability discount of 15.0% to the common stock value, we estimated a fair market value of $8.01 per common share at February 10, 2010.

•	The value indicated by a private sale of shares of common stock from one stockholder to another stockholder.

•	The impact of entering into:

•	a distribution arrangement with Sephora USA in January 2011.

•	a joint development agreement and non-binding letter of intent with Dow in February 2011.

•	non-binding letters of intent with Quantas in January 2011 and one of the largest sugarcane processing companies in Brazil in December 2010.

The valuations related to the stock options granted on March 9, 2011 considered:

•	The enterprise value as of March 7, 2011 was estimated at approximately $507.7 million based on the application of methods under the market approach and the income approach.

•

The market approach estimated our business enterprise value based on the issuance of our Series D preferred stock at a price of $8.87 from May to August 2010, while the income approach used a discount rate applied 22%.

•

We used volatility of 65% based on data from a comparable group of companies. We estimated a time until liquidity event of 0.80 years, applying a risk free interest rate of 0.25% and a lack of marketability discount of 10% to the common stock value, we estimated a fair market value of $8.77 per common share at March 9, 2011.

•	The value indicated by a private sale of shares of common stock from one stockholder to another stockholder.

•	The impact of entering into:

•	a distribution arrangement with QVC.

•	an agreement to purchase the Peoria Facility.

The valuations related to the stock options granted on April 28, 2011 considered:(6)

•	The enterprise value as of April 19, 2011 was estimated at approximately $792.1 million based on the application of methods under the income approach which used a discount rate applied of 18%.(6)

•

We used volatility of 60.0% based on data from a comparable group of companies. We estimated a time until liquidity event of 0.10 years, applying a risk free interest rate of 0.35% and a lack of marketability discount of 5.0% to the common stock value, we estimated a fair market value of $13.50 per common share at April 19, 2011.(6)

•	The impact of entering into an extension of an existing Joint Development Agreement with Unilever through Q1 2011.(6)

•

Progress in negotiations relating to a joint development and manufacturing joint venture relationship with Bunge Limited, the third largest sugarcane producer in Brazil. This progress was evidenced by our entry into a joint development agreement with Bunge on May 3, 2011 and an agreement to grant Bunge a milestone-based warrant to purchase our common stock that contemplates Bunge funding and building a manufacturing facility to be operational by 2013.(6)

(6)	Represents disclosures to be incorporated in our next amended S-1 filing.